Exhibit 99.1

Luckin Coffee Inc. Announces First Quarter 2024 Financial Results

First Quarter Net Revenues Increased 41.5% to RMB6,278.1 Million

Average Monthly Transacting Customers Increased 103.2% Compared to the Same Period Last Year

More than 2,300 Net New Stores Openings; Expanded to More than 18,500 Stores in China

BEIJING, April 30, 2024 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended March 31, 2024.

FIRST QUARTER 2024 HIGHLIGHTS1

•	Total net revenues in the first quarter were RMB6,278.1 million (US$869.5 million), representing an increase of 41.5% from RMB4,436.7 million in the same quarter of 2023.

•	Net new store openings during the first quarter was 2,342, including two new store openings in Singapore, resulting in a quarter-over-quarter store unit growth of 14.4% from the number of stores at the end of the fourth quarter of 2023, ending the first quarter with 18,590 stores which include 12,199 self-operated stores and 6,391 partnership stores.

•	Average monthly transacting customers in the first quarter was 59.9 million, representing an increase of 103.2% from 29.5 million in the same quarter of 2023.

•	Revenues from self-operated stores in the first quarter were RMB4,579.6 million (US$634.3 million), representing an increase of 45.8% from RMB3,140.4 million in the same quarter of 2023.

•	Same-store sales growth for self-operated stores in the first quarter was negative 20.3%, compared to 29.6% in the same quarter of 2023.

•	Store level operating profit – self-operated stores in the first quarter was RMB320.8 million (US$44.4 million) with store level operating profit margin of 7.0%, compared to RMB791.6 million with store level operating profit margin of 25.2% in the same quarter of 2023.

•	Revenues from partnership stores in the first quarter were RMB1,508.0 million (US$208.9 million), representing an increase of 32.8% from RMB1,135.4 million in the same quarter of 2023.

•	GAAP operating loss in the first quarter was RMB65.1 million (US$9.0 million), representing a GAAP operating margin of negative 1.0%, compared to GAAP operating income of RMB678.4 million, or a GAAP operating margin of 15.3%, in the same quarter of 2023. Non-GAAP operating income in the first quarter, which adjusts for share-based compensation expenses, was RMB5.0 million (US$0.7 million), representing a non-GAAP operating margin of 0.1%, compared to RMB730.5 million, or a non-GAAP operating margin of 16.5%, in the same quarter of 2023. The decreases were mainly attributable to the reduced average selling price of the Company’s products and continued volatility in market dynamics and competition, coupled with the negative impact from seasonality.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

COMPANY STATEMENT

Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee, said, “We are pleased to report strong topline growth with increases in our total net revenues, net new store openings, and average monthly transacting customers. Such growth was accomplished despite seasonality headwinds and increased competition. We opened 2,342 net new stores in this quarter, including two new ones in Singapore, bringing our total store count to 18,590 by the end of March. While continuously resonating well with our existing base, we also demonstrate our ability to attract new customers by adding 22.9 million new transacting users in this quarter. In addition, the launch of production at our new Jiangsu Roasting Plant marked another important milestone for the Company, which further cements our leading position in China. With an annual roasting capacity of 30,000 tons, the plant is one of the largest coffee roasters in China. Furthermore, this plant demonstrates our commitment to ESG as it is designed to meet the Three-Star Standards for Green Buildings of China. Looking ahead, we will continuously take decisive actions to navigate any headwinds and deliver sustained value to our shareholders.”

FIRST QUARTER 2024 FINANCIAL RESULTS

Total net revenues were RMB6,278.1 million (US$869.5 million) in the first quarter of 2024, representing an increase of 41.5% from RMB4,436.7 million in the same quarter of 2023. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

•	Revenues from product sales were RMB4,770.2 million (US$660.7 million) in the first quarter of 2024, representing an increase of 44.5% from RMB3,301.3 million in the same quarter of 2023.

•	Net revenues from freshly brewed drinks were RMB4,351.8 million (US$602.7 million), representing 69.3% of total net revenues in the first quarter of 2024, compared to RMB2,934.3 million, or 66.1% of total net revenues, in the same quarter of 2023.

•	Net revenues from other products were RMB308.1 million (US$42.7 million), representing 4.9% of total net revenues in the first quarter of 2024, compared to RMB244.6 million, or 5.5% of total net revenues, in the same quarter of 2023.

•	Net revenues from others were RMB110.2 million (US$15.3 million), representing 1.8% of total net revenues in the first quarter of 2024, compared to RMB122.4 million, or 2.8% of total net revenues, in the same quarter of 2023.

•	Revenues from partnership stores were RMB 1,508.0 million (US$208.9 million) in the first quarter of 2024, representing 24.0% of total net revenues, which was an increase of 32.8% compared to RMB1,135.4 million, or 25.6% of total net revenues, in the same quarter of 2023. For the first quarter of 2024, revenues from partnership stores included sales of materials of RMB1,105.3 million (US$153.1 million), sales of equipment of RMB159.0 million (US$22.0 million), profit sharing of RMB119.3 million (US$16.5 million), delivery service of RMB109.2 million (US$15.1 million) and other services of RMB15.2 million (US$2.1 million).

Total operating expenses were RMB6,343.3 million (US$878.5 million) in the first quarter of 2024, representing an increase of 68.8% from RMB3,758.4 million in the same quarter of 2023. The increase in total operating expenses was predominantly the result of the Company’s business expansion, including opening of new stores and strategic investments in branding and promotional activities, etc. Meanwhile, operating expenses as a percentage of net revenues increased to 101.0% in the first quarter of 2024 from 84.7% in the same quarter of 2023, mainly due to the increase in store rental costs, labor costs and cost of materials as a percentage of net revenues resulting from decreased average selling price of the Company’s products.

•	Cost of materials were RMB2,944.4 million (US$407.8 million) in the first quarter of 2024, representing an increase of 67.8% from RMB1,754.7 million in the same quarter of 2023, which was generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

•	Store rental and other operating costs were RMB1,833.3 million (US$253.9 million) in the first quarter of 2024, representing an increase of 105.6% from RMB891.7 million in the same quarter of 2023, mainly due to the increase in labor costs, store rental costs as well as utilities and other store operating costs as a result of the increased number of stores in operation and items sold in the first quarter of 2024 compared to the same period last year.

•	Depreciation and amortization expenses were RMB259.4 million (US$35.9 million) in the first quarter of 2024, representing an increase of 139.2% from RMB108.5 million in the same quarter of 2023, mainly due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in the first quarter of 2024.

•	Delivery expenses were RMB447.8 million (US$62.0 million) in the first quarter of 2024, representing an increase of 6.2% from RMB421.7 million in the same quarter of 2023, mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB325.8 million (US$45.1 million) in the first quarter of 2024, representing an increase of 63.4% from RMB199.4 million in the same quarter of 2023, mainly driven by the increase in (i) advertising expenses as the Company continued to make strategic investments in its branding through various channels and (ii) commissions to third-party delivery platforms which is in line with the increase in the number of delivery orders. Sales and marketing expenses amounted to 5.2% of total net revenues in the first quarter of 2024, which was generally stable when compared to 4.5% of total net revenues in the same quarter of 2023.

•	General and administrative expenses were RMB556.5 million (US$77.1 million) in the first quarter of 2024, representing an increase of 54.2% from RMB360.8 million in the same quarter of 2023. The increase in general and administrative expenses was mainly driven by the increase in (i) payroll costs for headquarters staff, (ii) research and development expenses, (iii) expenditures for office supplies and (iv) the increase in share-based compensation from restricted share units and options issued to management and employees. General and administrative expenses amounted to 8.9% of total net revenues in the first quarter of 2024, compared to 8.1% of total net revenues in the same quarter of 2023.

•	Store preopening and other expenses were RMB28.5 million (US$3.9 million) in the first quarter of 2024, representing an increase of 81.8% from RMB15.7 million in the same quarter of 2023, mainly due to more stores being opened in the first quarter of 2024 compared to the same quarter of 2023. Store preopening and other expenses amounted to 0.4% of total net revenues in the first quarter of 2024, compared to 0.4% of total net revenues in the same quarter of 2023.

•	Losses and expenses related to Fabricated Transactions and Restructuring were negative RMB52.5 million (negative US$7.3 million) in the first quarter of 2024, compared to RMB5.9 million in the same quarter of 2023, as the Company was entitled to receive approximately US$7.3 million (RMB52.7 million) from its primary D&O (“Directors and Officers”) insurance carriers pursuant to an arbitration award in the first quarter of 2024. Losses and expenses related to Fabricated Transactions and Restructuring amounted to negative 0.8% of total net revenues in the first quarter of 2024, compared to 0.1% of total net revenues in the same quarter of 2023.

•	Store level operating profit margin - self-operated stores was 7.0% in the first quarter of 2024, compared to 25.2% in the same quarter of 2023, primarily due to the decrease in average selling price of the Company’s products.

GAAP operating loss was RMB65.1 million (US$9.0 million) in the first quarter of 2024, representing a GAAP operating margin of negative 1.0%, compared to GAAP operating income of RMB678.4 million, or a GAAP operating margin of 15.3%, in the same quarter of 2023. Non-GAAP operating income was RMB5.0 million (US$0.7 million) in the first quarter of 2024, representing a non-GAAP operating margin of 0.1%, compared to RMB730.5 million, or a non-GAAP operating margin of 16.5%, in the same quarter of 2023. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss was RMB83.2 million (US$11.5 million) in the first quarter of 2024, compared to net income of RMB564.8 million in the same quarter of 2023. Non-GAAP net loss was RMB13.1 million (US$1.8 million) in the first quarter of 2024, representing a non-GAAP net margin of negative 0.2%, compared to non-GAAP net income of RMB616.9 million, or a non-GAAP net margin of 13.9%, in the same quarter of 2023.

Basic and diluted net loss per ADS was RMB0.24 (US$0.03) and RMB0.24 (US$0.03) in the first quarter of 2024, respectively, compared to basic and diluted net income per ADS of RMB1.76 and RMB1.76 in the same quarter of 2023, respectively.

Non-GAAP basic and diluted net loss per ADS was RMB0.08 (US$0.01) and RMB0.08 (US$0.01) in the first quarter of 2024, respectively, compared to basic and diluted net income of RMB1.92 and RMB1.92 in the same quarter of 2023, respectively.

Net cash used in operating activities was RMB264.4 million (US$36.6 million) in the first quarter of 2024, compared to net cash provided by operating activities of RMB1,072.6 million in the same quarter of 2023.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB2,439.1 million (US$337.8 million) as of March 31, 2024, compared to RMB3,752.7 million as of December 31, 2023, which was primarily due to the increased purchase of property and equipment and raw materials to meet the Company’s rapid footprint expansion.

KEY OPERATING DATA

	For the three months ended or as of
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2022	2022	2023	2023	2023	2023	2024
Total stores	7,846	8,214	9,351	10,836	13,273	16, 248	18,590
Self-operated stores	5,373	5,652	6,310	7,188	8,807	10,628	12,199
Partnership stores	2,473	2,562	3,041	3,648	4,466	5,620	6,391
Same-store sales growth for self-operated stores	19.4%	9.2%	29.6%	20.8%	19.9%	13.5%	(20.3)%
Average monthly transacting customers (in thousands)	25,103	24,559	29,489	43,070	58,477	62,438	59,914

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, revenues from self-operated stores only included net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and beginning from the first quarter of 2023, we added delivery fees derived from self-operated stores paid by the Company’s customers to this definition.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and preopening services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores was not deducted when calculating this term.

•	Store level operating profit margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period, excluding unmanned machines.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income/(loss). Calculated by operating income/(loss) excluding share-based compensation expenses.

•	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses.

•	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses.

•	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Tuesday, April 30, 2024, at 8:00 am Eastern Time (or Tuesday, April 30, 2024, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	3781278

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=qWw5WFdk. After registration, there will be an “Ask a Question” section on the bottom of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through May 7, 2024, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	1645887

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; Chinese governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Spencer Hoffman

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2024

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2023	March 31, 2024 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,925,709	1,775,949	245,966
Restricted cash	66,080	6,080	842
Term deposit- current	464,019	464,766	64,369
Short-term investment	100,000	—	—
Accounts receivable, net	80,665	65,736	9,104
Receivables from online payment platforms	214,163	247,700	34,306
Inventories, net	2,204,000	2,096,170	290,316
Prepaid expenses and other current assets, net	1,544,918	1,769,721	245,104
Total current assets	7,599,554	6,426,122	890,007

Non-current assets:
Property and equipment, net	4,169,141	4,713,449	652,805
Restricted cash	46,854	42,316	5,861
Term deposit-non current	150,000	150,000	20,775
Other non-current assets, net	789,492	908,255	125,792
Deferred tax assets, net	350,082	307,051	42,526
Operating lease, right-of-use assets	5,186,855	5,457,274	755,824
Total non-current assets	10,692,424	11,578,345	1,603,583
TOTAL ASSETS	18,291,978	18,004,467	2,493,590

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	814,655	507,550	70,295
Accrued expenses and other liabilities	2,556,977	2,332,000	322,978
Deferred revenues	123,422	116,933	16,195
Payable for equity litigants settlement	116,314	118,287	16,383
Operating lease liabilities-current	1,851,310	1,981,307	274,408
Total current liabilities	5,462,678	5,056,077	700,259

Non-current liabilities:
Operating lease liabilities-non current	3,114,855	3,235,243	448,076
Total non-current liabilities	3,114,855	3,235,243	448,076
Total liabilities	8,577,533	8,291,320	1,148,335

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,514,660	209,778

Shareholders’ equity:
Class A Ordinary shares	23	23	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,276,991	16,410,493	2,272,827
Statutory reserves	168,204	168,058	23,276
Accumulated deficits	(8,705,759)	(8,788,787)	(1,217,233)
Accumulated other comprehensive income	396,944	408,698	56,604
Total Company’s ordinary shareholders’ equity	8,136,405	8,198,487	1,135,477
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	18,291,978	18,004,467	2,493,590

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net revenues:
Revenues from product sales	3,301,311	4,770,160	660,660
Revenues from partnership stores	1,135,416	1,507,983	208,853
Total net revenues	4,436,727	6,278,143	869,513

Cost of materials	(1,754,654)	(2,944,430)	(407,799)
Store rental and other operating costs	(891,661)	(1,833,275)	(253,906)
Depreciation and amortization expenses	(108,456)	(259,397)	(35,926)
Delivery expenses	(421,734)	(447,795)	(62,019)
Sales and marketing expenses	(199,421)	(325,829)	(45,127)
General and administrative expenses	(360,830)	(556,543)	(77,080)
Store preopening and other expenses	(15,676)	(28,504)	(3,948)
Losses and expenses related to Fabricated Transactions and Restructuring	(5,930)	52,523	7,274
Total operating expenses	(3,758,362)	(6,343,250)	(878,531)
Operating income/(loss)	678,365	(65,107)	(9,018)

Interest and investment income	20,111	16,155	2,237
Foreign exchange loss, net	(540)	(12,153)	(1,683)
Other income, net	14,431	10,067	1,394

Net income/(loss) before income taxes	712,367	(51,038)	(7,070)
Income tax expense	(147,550)	(32,136)	(4,451)
Net income/(loss)	564,817	(83,174)	(11,521)
Net income/(loss) attributable to the Company’s ordinary shareholders	564,817	(83,174)	(11,521)

Net income/(loss) per share:
Basic	0.22	(0.03)	(0.00)
Diluted	0.22	(0.03)	(0.00)
Net income/(loss) per ADS:
Basic*	1.76	(0.24)	(0.03)
Diluted*	1.76	(0.24)	(0.03)

Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share:
Basic	2,532,072,783	2,545,551,167	2,545,551,167
Diluted	2,534,992,183	2,545,551,167	2,545,551,167

Net income/(loss)	564,817	(83,174)	(11,521)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	(333)	11,754	1,628
Total comprehensive income/(loss)	564,484	(71,420)	(9,893)
Total comprehensive income/(loss) attributable to ordinary shareholders	564,484	(71,420)	(9,893)

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net cash provided by/(used in) operating activities	1,072,633	(264,362)	(36,614)
Net cash used in investing activities	(513,180)	(951,848)	(131,829)
Net cash used in financing activities	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(1,353)	1,912	265
Net (decrease)/ increase in cash and cash equivalents and restricted cash	558,100	(1,214,298)	(168,178)
Cash and cash equivalents and restricted cash at beginning of period	3,577,919	3,038,643	420,847
Cash and cash equivalents and restricted cash at end of period	4,136,019	1,824,345	252,669

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
A. Non-GAAP operating income/(loss)
Operating income/(loss)	678,365	(65,107)	(9,018)
Adjusted for: Share-based compensation expenses	52,104	70,099	9,709
Non-GAAP operating income/(loss)	730,469	4,992	691

B. Non-GAAP net income/(loss)
Net income/(loss)	564,817	(83,174)	(11,521)
Adjusted for:
Share-based compensation expenses	52,104	70,099	9,709
Non-GAAP net income/(loss)	616,921	(13,075)	(1,812)

C. Non-GAAP net income/(loss) per share
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share:
Basic	2,532,072,783	2,545,551,167	2,545,551,167
Diluted	2,534,992,183	2,545,551,167	2,545,551,167

Non-GAAP net income/(loss) per share:
Basic	0.24	(0.01)	(0.00)
Diluted	0.24	(0.01)	(0.00)

Non-GAAP net income/(loss) per ADS:
Basic*	1.92	(0.08)	(0.01)
Diluted*	1.92	(0.08)	(0.01)

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.